UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No.19

20th January 2004

(5 pages)

ESPÍRITO SANTO FINANCIAL GROUP S.A.

(Name of Issuer)

Ordinary Shares, nominal value Euro 10 per share
(Title of Class of Securities)

29665F 20 0
(CUSIP Number)

David F. Morrison
Sullivan & Cromwell
8, Place Vendôme,
75001 Paris, France
(011) 331 4450-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event Which Requires Filing of this Statement)

15th December 2003

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box

Check the following box if a fee is being paid with the statement

SEC 1746(12-91)

CUSIP No 29665F 20 0

1.	Names of Reporting Persons. I.R.S. Identifications Nos. of above persons (entities only) Espírito Santo International S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)

(b)

3.	SEC use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	19,288,030

	8.	Shared Voting Power	7,493,911

	9.	Sole Dispositive Power	—

	10.	Shared Dispositive Power	7,493,911

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,781,941

12.	Check if the Aggregate in Row (11) Excludes Certain Shares

13.	Per Cent of Class Represented in Row (11) 55.90

14.	Type of Reporting Person HC,CO

This Amendment No.19 amends the statement on Schedule 13D filed by Espírito Santo International Holding S.A., a limited liability company organized under the laws of Luxembourg ("ESIH") and Espírito Santo Resources (Portugal) ("ESR (P)"), an indirect subsidiary of ESI, with the Commission on March 2nd, 1995, as amended by Amendment No. 1, filed on 8th June, 1995, Amendment No. 2, filed on 31st October 1995.Amendment No.3 filed on 31st January 1996, Amendment No. 4 filed on 16th April 1996, Amendment No. 5 filed on 28th August 1996, as amended by Amendment No. 6 filed on 10th October 1996, Amendment No. 7 filed on 10th January 1997 as amended by Amendment No.8 filed on 14th March 1998, as amended by Amendment No.9 filed on 25th May 1998 by E.S.International Holding S.A. and Espírito Santo & Irmãos,S.G.P.S., S.A. ("ESIR")as amended by Amendment No.10 filed 27th September 1999, as amended by Amendment No.11 filed on 22nd December 1999 as amended by Amendment No.12 filed on 11th January 2000 as amended by Amendment No.13 filed on 8th June 2000, as amended by Amendment No.14 filed 9th June 2000 as amended by Amendment no.15 filed 25th January 2001, as amended by Amendment no.16 filed 22nd May 2002 as so amended, "Statement") with respect to the ordinary shares, nominal value US$10 per share (the "Ordinary Shares"), of Espírito Santo Financial Group S.A.(the "Issuer"), as amended by Amendment No.17 filed 31st October 2002, as amended by Amendment no.18 filed 12th December 2002. This Amendment No.19 supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.

Item 2. Identity and Background

Espírito Santo International Holding S.A. (ESIH) changed its name to Espírito Santo International S.A. (ESI) at an Extraordinary General Meeting held on 27th August 2003.

Item 3. Sources and Amount of Funds or other Consideration

All of the purchases of Ordinary Shares reported in this Amendment no.19 to the Statement have been made by ESI from the working capital of ESI.

Item 5. Interest of Securities of Issuer

(a) and (b) ESI beneficially owns 26,781,941 (55.90%) of the ordinary shares of the Issuer. ESI is deemed to have sole voting and dispositive power over 19,288,030 such Ordinary shares and shared voting and dispositive power over the shares owned by Espírito Santo Irmãos S.G.P.S. S.A.

Espírito Santo Irmãos S.G.P.S., S.A. beneficially owns 7,493,911 shares (15.64%) of the Ordinary Shares of the Issuer, Espírito Santo Irmãos S.G.P.S.,S.A.is deemed to have sole voting and dispositive power over 7,493,911 such Ordinary Shares.

(c) In addition to the purchases previously reported in the Statement and its amendments, there have been, since the amendment filed on 12th December 2002, purchases and sales of shares which have been below the reporting 1% obligation. All transactions in the ordinary shares by ESI since the significant sale on 15th December 2003 are detailed on Schedule I attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Dated : 20th January 2004

Espírito Santo International S.A.

/s/ Manuel de Magalhães Villas-Boas

Manuel de Magalhães Villas-Boas
Senior Vice President

SCHEDULE 1

SHARES ESPIRITO SANTO FINANCIAL GROUP SA

PURCHASE AND SALE BY ESPIRITO SANTO INTERNATIONAL SA

Date	N° shares	Total shares	Currency	Price	Place of
				per share	transaction

15/12/2003	1,000	19,559,727	USD	19.60	New York
15/12/2003	(1,000)	19,558,727	USD	19.60	New York
15/12/2003	7,300	19,566,027	USD	19.50	New York
15/12/2003	(1,000,000)	18,566,027	EUR	15.38	Lisbonne
15/12/2003	5,000	18,571,027	EUR	16.12	Lisbonne
15/12/2003	(5,000)	18,566,027	EUR	16.12	Lisbonne
15/12/2003	6,000	18,572,027	EUR	16.00	O.T.C.
16/12/2003	18,000	18,590,027	USD	19.16	New York
16/12/2003	5,000	18,595,027	USD	19.15	New York
16/12/2003	8,000	18,603,027	USD	19.20	New York
16/12/2003	67,000	18,670,027	EUR	15.68	Lisbonne
16/12/2003	(9,000)	18,661,027	EUR	15.80	Lisbonne
17/12/2003	1,000	18,662,027	USD	19.15	New York
17/12/2003	5,100	18,667,127	USD	19.14	New York
17/12/2003	10,000	18,677,127	EUR	15.60	Lisbonne
17/12/2003	(10,000)	18,667,127	EUR	15.60	Lisbonne
18/12/2003	8,500	18,675,627	USD	19.38	New York
18/12/2003	40,000	18,715,627	EUR	15.83	Lisbonne
18/12/2003	(2,000)	18,713,627	EUR	15.80	Lisbonne
19/12/2003	3,700	18,717,327	USD	19.39	New York
19/12/2003	20,000	18,737,327	EUR	15.80	Lisbonne
22/12/2003	100	18,737,427	USD	19.39	New York
22/12/2003	1,000	18,738,427	USD	19.37	New York
22/12/2003	4,040	18,742,467	USD	19.39	New York
22/12/2003	60,000	18,802,467	EUR	15.75	Lisbonne
22/12/2003	600	18,803,067	USD	19.50	New York
23/12/2003	7,500	18,810,567	EUR	15.85	Lisbonne
23/12/2003	(7,500)	18,803,067	EUR	15.85	Lisbonne
23/12/2003	21,200	18,824,267	USD	20.00	New York
23/12/2003	100	18,824,367	USD	19.55	New York
23/12/2003	285,033	19,109,400	USD	18.01	O.T.C.
24/12/2003	29,000	19,138,400	EUR	16.32	Lisbonne
24/12/2003	(2,000)	19,136,400	EUR	16.25	Lisbonne
26/12/2003	7,400	19,143,800	USD	19.97	New York
29/12/2003	2,000	19,145,800	EUR	16.10	Lisbonne
29/12/2003	(2,000)	19,143,800	EUR	16.10	Lisbonne
29/12/2003	33,400	19,177,200	USD	19.98	New York
30/12/2003	(2,000)	19,175,200	EUR	16.15	Lisbonne
30/12/2003	15,000	19,190,200	EUR	16.19	Lisbonne
31/12/2003	2,000	19,192,200	EUR	16.30	Lisbonne
31/12/2003	(2,000)	19,190,200	EUR	16.30	Lisbonne
02/01/2004	(2,000)	19,188,200	EUR	16.30	Lisbonne
02/01/2004	3,000	19,191,200	EUR	16.32	Lisbonne
02/01/2004	6,100	19,197,300	USD	20.40	New York
05/01/2004	11,300	19,208,600	USD	20.79	New York
05/01/2004	24,060	19,232,660	EUR	16.55	Lisbonne
05/01/2004	(6,000)	19,226,660	EUR	16.63	Lisbonne
06/01/2004	1,200	19,227,860	USD	21.46	New York
06/01/2004	6,000	19,233,860	EUR	16.93	Lisbonne
06/01/2004	(6,000)	19,227,860	EUR	16.93	Lisbonne
06/01/2004	7,300	19,235,160	USD	21.26	New York
07/01/2004	1,400	19,236,560	USD	21.36	New York
07/01/2004	23,070	19,259,630	EUR	17.01	Lisbonne
07/01/2004	(3,000)	19,256,630	EUR	17.07	Lisbonne
08/01/2004	12,000	19,268,630	EUR	17.01	Lisbonne
08/01/2004	(2,000)	19,266,630	EUR	17.05	Lisbonne
08/01/2004	6,400	19,273,030	USD	21.49	New York
09/01/2004	15,000	19,288,030	EUR	16.87	Lisbonne